UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 8, 2018
(Date of earliest event reported): March 5, 2018

GREEN LEAF INVESTMENT FUND INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

47-4128000
(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 1. Changes in Issuer’s Certifying Accountant

(1) Previous Independent Auditors:

a.	On March 4, 2018, the Company dismissed the Independent Registered Public Accounting Firm, Thayer O’Neal Company, LLC of Houston, TX.

b.	The Thayer O’Neal Company didn’t contribute to the 1-SA posted on March 5, 2018.

c.	The company is still searching for a new Audit firm.

Item 9.1 Semi-Annual Review:

Green Leaf Investment Fund is retracting the form 1-S/A dated March 5, 2018. After further review the information provided isn’t accurate and will have to be reviewed by an Auditor.

Date: August 8, 2018	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	August 8, 2018
Douglas DiSanti	(Principal Executive Officer)

/s/ Douglas DiSanti	Chief Financial Officer	August 8, 2018
Douglas DiSanti	(Principal Financial Officer)